CLIFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

January 26, 2006

VIA EDGAR AND FEDERAL EXPRESS

John Zitko, Staff Attorney
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Golden West Brewing Company, Inc.
Pre-Effective Amendment No. 5 to Registration Statement on Form SB-2
File No. 333-121351

Dear Mr. Zitko:

            On behalf of Golden West Brewing Company (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 5 to Form SB-2 Registration Statement.

            I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

            Please let me know if you have further comments or questions.
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

CLN: map
cc: John C. Power